Form 6-K Required Collateral information

                         Series 2001-1G Medallion Trust


      Series 2001-1G Medallion Trust Data as at opening of business on the preceding determination date of February 1, 2002.



Outstanding Mortgage Balance (AUD)
                                                    Amount                  WAC
      - Variable Rate Housing Loans           1,600,886,903.00             5.76%
      - Fixed 1 Year                            198,335,475.00             6.93%
      - Fixed 2 Year                            190,639,290.00             7.24%
      - Fixed 3 Year                            151,690,572.00             7.61%
      - Fixed 4 Year                             64,729,405.00             7.68%
      - Fixed 5 Year                              3,328,271.00             6.76%

      Total Pool                            $ 2,209,609,916.00             6.17%


Delinquency Information      No of Loans    % of Pool      AUD amount of Loans     % of Pool

       31-60 days                60            0.31%         $8,100,377.64           0.37%
       61-90 days                18            0.09%         $2,325,470.26           0.11%
       90+ days                  27            0.14%         $4,272,365.06           0.19%

Mortgagee In Possession           0            0.00%                 $0.00           0.00%